Exhibit 99.(II)

                                                               November 28, 2003

                     BANCO LATINOAMERICANO DE EXPORTACIONES
[LOGO]      BALANCE SHEETS* December 2002 and January to October 2003
                                 (In Balboas)**

------------------------------------------------------------------------------------------------------------------------------
                                                                                               2002                2003
------------------------------------------------------------------------------------------------------------------------------
                   Description                            Absolute              %            December             January
------------------------------------------------------------------------------------------------------------------------------
LIQUID ASSETS                                           -128,758,429.11       -35.35       364,244,498.88       420,189,950.64
------------------------------------------------------------------------------------------------------------------------------
     Local Deposits in Banks                             -10,061,140.25       -98.42        10,222,848.30        10,151,010.74
------------------------------------------------------------------------------------------------------------------------------
         Demand                                              -61,140.25       -27.44           222,848.30           151,010.74
------------------------------------------------------------------------------------------------------------------------------
         Time                                            -10,000,000.00      -100.00        10,000,000.00        10,000,000.00
------------------------------------------------------------------------------------------------------------------------------
     Foreign Deposits in Banks                          -118,651,075.77       -33.53       353,862,726.41       409,867,894.07
------------------------------------------------------------------------------------------------------------------------------
         Demand                                           -8,951,075.77       -78.78        11,362,726.41        11,567,894.07
------------------------------------------------------------------------------------------------------------------------------
         Time                                           -109,700,000.00       -32.03       342,500,000.00       398,300,000.00
------------------------------------------------------------------------------------------------------------------------------
     Others                                                  -46,213.09       -29.08           158,924.17           171,045.83
------------------------------------------------------------------------------------------------------------------------------
CREDIT PORTFOLIO                                        -416,882,622.66       -22.46     1,856,506,523.46     1,820,225,637.85
------------------------------------------------------------------------------------------------------------------------------
     Local                                                62,807,010.25        33.32       188,481,512.75       169,925,586.46
------------------------------------------------------------------------------------------------------------------------------
     Foreign                                            -479,689,632.91       -28.76     1,668,025,010.71     1,650,300,051.39
------------------------------------------------------------------------------------------------------------------------------
INVESTMENT SECURITIES                                   -203,390,788.69       -61.22       332,206,427.36       325,729,292.54
------------------------------------------------------------------------------------------------------------------------------
     Local                                              -132,022,050.00      -100.00       132,022,050.00       132,022,050.00
------------------------------------------------------------------------------------------------------------------------------
     Foreign                                             -71,368,738.69       -35.65       200,184,377.36       193,707,242.54
------------------------------------------------------------------------------------------------------------------------------
OTHER ASSETS                                             -49,681,256.33       -42.21       117,709,413.36        83,621,143.24
------------------------------------------------------------------------------------------------------------------------------
     Local                                                  -696,725.23        -9.73         7,159,938.45        12,349,990.51
------------------------------------------------------------------------------------------------------------------------------
     Foreign                                             -48,984,531.10       -44.31       110,549,474.91        71,271,152.73
------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                            -798,713,096.79       -29.91     2,670,666,863.06     2,649,766,024.27
------------------------------------------------------------------------------------------------------------------------------
DEPOSITS                                                   3,876,915.31         0.96       401,841,775.68       404,541,770.43
------------------------------------------------------------------------------------------------------------------------------
     Local                                               -15,981,151.52       -30.70        52,049,793.89        55,561,807.27
------------------------------------------------------------------------------------------------------------------------------
         From Banks                                      -15,981,151.52       -30.70        52,049,793.89        55,561,807.27
------------------------------------------------------------------------------------------------------------------------------
              Demand                                      -5,156,711.15       -42.12        12,242,704.92        13,688,539.99
------------------------------------------------------------------------------------------------------------------------------
              Time                                       -10,824,440.37       -27.19        39,807,088.97        41,873,267.28
------------------------------------------------------------------------------------------------------------------------------
     Foreign                                              19,858,066.83         5.68       349,791,981.79       348,979,963.16
------------------------------------------------------------------------------------------------------------------------------
         Customers                                        59,835,016.90        75.16        79,610,234.19        47,652,701.89
------------------------------------------------------------------------------------------------------------------------------
              Demand                                         279,077.48        17.50         1,594,689.07         1,595,748.88
------------------------------------------------------------------------------------------------------------------------------
              Time                                        59,555,939.42        76.34        78,015,545.12        46,056,953.01
------------------------------------------------------------------------------------------------------------------------------
         From Banks                                      -39,976,950.07       -14.80       270,181,747.60       301,327,261.27
------------------------------------------------------------------------------------------------------------------------------
              Demand                                       2,221,768.07        24.32         9,133,820.94         9,201,891.98
------------------------------------------------------------------------------------------------------------------------------
              Time                                       -42,198,718.14       -16.17       261,047,926.66       292,125,369.29
------------------------------------------------------------------------------------------------------------------------------
BORROWINGS                                            -1,019,955,679.88       -52.77     1,932,837,754.13     1,894,444,153.87
------------------------------------------------------------------------------------------------------------------------------
     Local                                               -15,000,000.00      -100.00        15,000,000.00        15,000,000.00
------------------------------------------------------------------------------------------------------------------------------
     Foreign                                          -1,004,955,679.88       -52.40     1,917,837,754.13     1,879,444,153.87
------------------------------------------------------------------------------------------------------------------------------
OTHER LIABILITIES                                         -8,875,814.55        -7.92       112,045,514.65       120,849,511.54
------------------------------------------------------------------------------------------------------------------------------
     Local                                                   355,964.14         1.36        26,172,131.00        25,020,885.29
------------------------------------------------------------------------------------------------------------------------------
     Foreign                                              -9,231,778.69       -10.75        85,873,383.65        95,828,626.25
------------------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY                                     226,241,482.33       101.03       223,941,818.60       229,930,588.43
------------------------------------------------------------------------------------------------------------------------------
     Capital                                             122,492,854.34        59.59       205,566,726.13       205,564,896.13
------------------------------------------------------------------------------------------------------------------------------
     Capital Reserves                                              0.00         0.00        16,609,728.78        16,609,728.78
------------------------------------------------------------------------------------------------------------------------------
     Retained Earnings                                  -282,888,623.81       -99.51       284,284,265.18         1,883,078.33
------------------------------------------------------------------------------------------------------------------------------
     Net Income                                          377,761,851.00      -133.77      -282,401,184.12         4,858,438.21
------------------------------------------------------------------------------------------------------------------------------
     Gain or Loss in Securities available for sale         8,875,400.80    -7,539.58          -117,717.37         1,014,446.98
------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDER'S EQUITY                    -798,713,096.79       -29.91     2,670,666,863.06     2,649,766,024.27
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                                           2003
------------------------------------------------------------------------------------------------------------------------------------
                   Description                          February               March                April                  May
------------------------------------------------------------------------------------------------------------------------------------
LIQUID ASSETS                                          392,160,810.49       451,138,292.18       364,651,905.45       306,873,128.90
------------------------------------------------------------------------------------------------------------------------------------
     Local Deposits in Banks                            10,303,606.40           262,568.38           243,530.76           144,333.50
------------------------------------------------------------------------------------------------------------------------------------
         Demand                                            303,606.40           262,568.38           243,530.76           144,333.50
------------------------------------------------------------------------------------------------------------------------------------
         Time                                           10,000,000.00                 0.00                 0.00                 0.00
------------------------------------------------------------------------------------------------------------------------------------
     Foreign Deposits in Banks                         381,660,167.01       450,718,751.73       364,281,661.72       306,600,439.26
------------------------------------------------------------------------------------------------------------------------------------
         Demand                                         12,060,167.01        10,171,200.93        10,057,138.88         7,300,439.26
------------------------------------------------------------------------------------------------------------------------------------
         Time                                          369,600,000.00       440,547,550.80       354,224,522.84       299,300,000.00
------------------------------------------------------------------------------------------------------------------------------------
     Others                                                197,037.08           156,972.07           126,712.97           128,356.14
------------------------------------------------------------------------------------------------------------------------------------
CREDIT PORTFOLIO                                     1,748,022,117.80     1,765,333,707.21     1,670,148,823.45     1,582,546,467.77
------------------------------------------------------------------------------------------------------------------------------------
     Local                                             196,230,614.46       223,585,224.46       237,117,142.00       239,592,142.00
------------------------------------------------------------------------------------------------------------------------------------
     Foreign                                         1,551,791,503.34     1,541,748,482.75     1,433,031,681.45     1,342,954,325.77
------------------------------------------------------------------------------------------------------------------------------------
INVESTMENT SECURITIES                                  332,223,670.35       324,638,733.80       177,510,849.02       177,614,077.11
------------------------------------------------------------------------------------------------------------------------------------
     Local                                             132,022,050.00       132,022,050.00                 0.00                 0.00
------------------------------------------------------------------------------------------------------------------------------------
     Foreign                                           200,201,620.35       192,616,683.80       177,510,849.02       177,614,077.11
------------------------------------------------------------------------------------------------------------------------------------
OTHER ASSETS                                            83,092,625.17        65,252,760.85        83,902,944.01       102,068,844.50
------------------------------------------------------------------------------------------------------------------------------------
     Local                                              12,628,109.78        12,673,575.70        13,082,670.94        13,751,278.31
------------------------------------------------------------------------------------------------------------------------------------
     Foreign                                            70,464,515.39        52,579,185.15        70,820,273.07        88,317,566.19
------------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                         2,555,499,223.81     2,606,363,494.04     2,296,214,521.93     2,169,102,518.28
------------------------------------------------------------------------------------------------------------------------------------
DEPOSITS                                               390,065,936.46       427,266,413.44       302,650,714.87       288,895,718.00
------------------------------------------------------------------------------------------------------------------------------------
     Local                                              66,131,362.73        79,099,567.33        28,121,096.61        34,928,159.54
------------------------------------------------------------------------------------------------------------------------------------
         From Banks                                     66,131,362.73        79,099,567.33        28,121,096.61        34,928,159.54
------------------------------------------------------------------------------------------------------------------------------------
              Demand                                    13,673,446.97        13,681,483.71         2,154,384.66         4,667,665.03
------------------------------------------------------------------------------------------------------------------------------------
              Time                                      52,457,915.76        65,418,083.62        25,966,711.95        30,260,494.51
------------------------------------------------------------------------------------------------------------------------------------
     Foreign                                           323,934,573.73       348,166,846.11       274,529,618.26       253,967,558.46
------------------------------------------------------------------------------------------------------------------------------------
         Customers                                      52,762,868.75        56,167,436.14        38,672,366.08        34,644,879.64
------------------------------------------------------------------------------------------------------------------------------------
              Demand                                     1,604,623.06         1,606,282.58         1,607,864.07         1,579,128.61
------------------------------------------------------------------------------------------------------------------------------------
              Time                                      51,158,245.69        54,561,153.56        37,064,502.01        33,065,751.03
------------------------------------------------------------------------------------------------------------------------------------
         From Banks                                    271,171,704.98       291,999,409.97       235,857,252.18       219,322,678.82
------------------------------------------------------------------------------------------------------------------------------------
              Demand                                    10,008,025.83         9,043,361.93        13,650,129.69        11,549,358.53
------------------------------------------------------------------------------------------------------------------------------------
              Time                                     261,163,679.15       282,956,048.04       222,207,122.49       207,773,320.29
------------------------------------------------------------------------------------------------------------------------------------
BORROWINGS                                           1,810,574,353.42     1,811,370,511.29     1,610,373,600.35     1,448,522,985.04
------------------------------------------------------------------------------------------------------------------------------------
     Local                                              20,000,000.00        10,004,278.07         5,000,000.00                 0.00
------------------------------------------------------------------------------------------------------------------------------------
     Foreign                                         1,790,574,353.42     1,801,366,233.22     1,605,373,600.35     1,448,522,985.04
------------------------------------------------------------------------------------------------------------------------------------
OTHER LIABILITIES                                      117,133,230.17       123,017,028.67       128,382,741.23       134,265,630.75
------------------------------------------------------------------------------------------------------------------------------------
     Local                                              29,733,785.59        24,992,805.87        33,989,610.53        34,221,760.16
------------------------------------------------------------------------------------------------------------------------------------
     Foreign                                            87,399,444.58        98,024,222.80        94,393,130.70       100,043,870.59
------------------------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY                                   237,725,703.76       244,709,540.64       254,807,465.48       297,418,184.49
------------------------------------------------------------------------------------------------------------------------------------
     Capital                                           205,560,686.13       205,549,166.13       205,549,166.13       204,033,876.13
------------------------------------------------------------------------------------------------------------------------------------
     Capital Reserves                                   16,609,728.78        16,609,728.78        16,609,728.78        16,609,728.78
------------------------------------------------------------------------------------------------------------------------------------
     Retained Earnings                                   1,883,078.33         1,883,078.33         1,883,078.33         1,395,655.53
------------------------------------------------------------------------------------------------------------------------------------
     Net Income                                          6,553,630.26         9,618,774.74        23,992,239.13        66,129,811.60
------------------------------------------------------------------------------------------------------------------------------------
     Gain or Loss in Securities available for sale       7,118,580.26        11,048,792.66         6,773,253.11         9,249,112.45
------------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDER'S EQUITY                 2,555,499,223.81     2,606,363,494.04     2,296,214,521.93     2,169,102,518.28
------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                                                                     2003
--------------------------------------------------------------------------------------------------------------------
                   Description                                  June                 July                August
--------------------------------------------------------------------------------------------------------------------
LIQUID ASSETS                                               337,819,955.30       160,649,229.92       205,840,926.18
--------------------------------------------------------------------------------------------------------------------
     Local Deposits in Banks                                    181,162.99           198,813.29           839,322.68
--------------------------------------------------------------------------------------------------------------------
         Demand                                                 181,162.99           198,813.29           839,322.68
--------------------------------------------------------------------------------------------------------------------
         Time                                                         0.00                 0.00                 0.00
--------------------------------------------------------------------------------------------------------------------
     Foreign Deposits in Banks                              337,511,996.70       160,318,601.46       204,908,375.01
--------------------------------------------------------------------------------------------------------------------
         Demand                                              48,611,996.70        23,818,601.46        15,708,375.01
--------------------------------------------------------------------------------------------------------------------
         Time                                               288,900,000.00       136,500,000.00       189,200,000.00
--------------------------------------------------------------------------------------------------------------------
     Others                                                     126,795.61           131,815.17            93,228.49
--------------------------------------------------------------------------------------------------------------------
CREDIT PORTFOLIO                                          1,702,851,207.67     1,619,715,408.02     1,596,434,488.37
--------------------------------------------------------------------------------------------------------------------
     Local                                                  262,832,336.23       242,287,956.00       226,171,582.00
--------------------------------------------------------------------------------------------------------------------
     Foreign                                              1,440,018,871.44     1,377,427,452.02     1,370,262,906.37
--------------------------------------------------------------------------------------------------------------------
INVESTMENT SECURITIES                                       168,354,329.59       167,286,325.52       131,193,519.02
--------------------------------------------------------------------------------------------------------------------
     Local                                                            0.00                 0.00                 0.00
--------------------------------------------------------------------------------------------------------------------
     Foreign                                                168,354,329.59       167,286,325.52       131,193,519.02
--------------------------------------------------------------------------------------------------------------------
OTHER ASSETS                                                 80,904,277.85        54,194,632.02        83,162,444.45
--------------------------------------------------------------------------------------------------------------------
     Local                                                    7,771,302.68         7,481,971.96         7,434,047.39
--------------------------------------------------------------------------------------------------------------------
     Foreign                                                 73,132,975.17        46,712,660.06        75,728,397.06
--------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                              2,289,929,770.41     2,001,845,595.48     2,016,631,378.02
--------------------------------------------------------------------------------------------------------------------
DEPOSITS                                                    416,327,147.44       303,533,591.51       386,219,826.10
--------------------------------------------------------------------------------------------------------------------
     Local                                                   31,689,315.83        32,500,624.31        34,088,093.81
--------------------------------------------------------------------------------------------------------------------
         From Banks                                          31,689,315.83        32,500,624.31        34,088,093.81
--------------------------------------------------------------------------------------------------------------------
              Demand                                          6,722,326.71         7,528,147.58         5,110,569.06
--------------------------------------------------------------------------------------------------------------------
              Time                                           24,966,989.12        24,972,476.73        28,977,524.75
--------------------------------------------------------------------------------------------------------------------
     Foreign                                                384,637,831.61       271,032,967.20       352,131,732.29
--------------------------------------------------------------------------------------------------------------------
         Customers                                           35,352,481.11        38,654,480.28       118,656,659.20
--------------------------------------------------------------------------------------------------------------------
              Demand                                          1,585,701.97         1,587,011.29         1,588,192.13
--------------------------------------------------------------------------------------------------------------------
              Time                                           33,766,779.14        37,067,468.99       117,068,467.07
--------------------------------------------------------------------------------------------------------------------
         From Banks                                         349,285,350.50       232,378,486.92       233,475,073.09
--------------------------------------------------------------------------------------------------------------------
              Demand                                         15,788,540.66        12,856,328.22        10,409,637.68
--------------------------------------------------------------------------------------------------------------------
              Time                                          333,496,809.84       219,522,158.70       223,065,435.41
--------------------------------------------------------------------------------------------------------------------
BORROWINGS                                                1,332,128,816.44     1,173,002,379.55     1,088,627,446.32
--------------------------------------------------------------------------------------------------------------------
     Local                                                        5,273.61             2,273.29                 0.00
--------------------------------------------------------------------------------------------------------------------
     Foreign                                              1,332,123,542.83     1,173,000,106.26     1,088,627,446.32
--------------------------------------------------------------------------------------------------------------------
OTHER LIABILITIES                                            98,996,478.57        88,264,163.28       101,087,369.71
--------------------------------------------------------------------------------------------------------------------
     Local                                                   25,865,403.99        28,189,852.27        25,983,007.81
--------------------------------------------------------------------------------------------------------------------
     Foreign                                                 73,131,074.58        60,074,311.01        75,104,361.90
--------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY                                        442,477,327.96       437,045,461.14       440,696,735.89
--------------------------------------------------------------------------------------------------------------------
     Capital                                                338,834,520.47       328,059,580.47       328,059,580.47
--------------------------------------------------------------------------------------------------------------------
     Capital Reserves                                        16,609,728.78        16,609,728.78        16,609,728.78
--------------------------------------------------------------------------------------------------------------------
     Retained Earnings                                        1,395,655.53         1,395,650.42         1,395,650.42
--------------------------------------------------------------------------------------------------------------------
     Net Income                                              76,732,254.63        81,074,326.77        85,820,253.91
--------------------------------------------------------------------------------------------------------------------
     Gain or Loss in Securities available for sale            8,905,168.55         9,906,174.70         8,811,522.31
--------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDER'S EQUITY                      2,289,929,770.41     2,001,845,595.48     2,016,631,378.02
--------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
                                                                         2003
-----------------------------------------------------------------------------------------------
                   Description                               September              October
-----------------------------------------------------------------------------------------------
LIQUID ASSETS                                               169,922,045.88       235,486,069.77
-----------------------------------------------------------------------------------------------
     Local Deposits in Banks                                    168,149.94           161,708.05
-----------------------------------------------------------------------------------------------
         Demand                                                 168,149.94           161,708.05
-----------------------------------------------------------------------------------------------
         Time                                                         0.00                 0.00
-----------------------------------------------------------------------------------------------
     Foreign Deposits in Banks                              169,625,475.52       235,211,650.64
-----------------------------------------------------------------------------------------------
         Demand                                              16,525,475.52         2,411,650.64
-----------------------------------------------------------------------------------------------
         Time                                               153,100,000.00       232,800,000.00
-----------------------------------------------------------------------------------------------
     Others                                                     128,420.42           112,711.08
-----------------------------------------------------------------------------------------------
CREDIT PORTFOLIO                                          1,620,109,347.76     1,439,623,900.80
-----------------------------------------------------------------------------------------------
     Local                                                  261,576,715.50       251,288,523.00
-----------------------------------------------------------------------------------------------
     Foreign                                              1,358,532,632.26     1,188,335,377.80
-----------------------------------------------------------------------------------------------
INVESTMENT SECURITIES                                       129,289,885.23       128,815,638.67
-----------------------------------------------------------------------------------------------
     Local                                                            0.00                 0.00
-----------------------------------------------------------------------------------------------
     Foreign                                                129,289,885.23       128,815,638.67
-----------------------------------------------------------------------------------------------
OTHER ASSETS                                                 70,027,882.37        68,028,157.03
-----------------------------------------------------------------------------------------------
     Local                                                    6,786,716.71         6,463,213.22
-----------------------------------------------------------------------------------------------
     Foreign                                                 63,241,165.66        61,564,943.81
-----------------------------------------------------------------------------------------------
TOTAL ASSETS                                              1,989,349,161.24     1,871,953,766.27
-----------------------------------------------------------------------------------------------
DEPOSITS                                                    414,842,838.00       405,718,690.99
-----------------------------------------------------------------------------------------------
     Local                                                   41,903,688.18        36,068,642.37
-----------------------------------------------------------------------------------------------
         From Banks                                          41,903,688.18        36,068,642.37
-----------------------------------------------------------------------------------------------
              Demand                                          4,421,699.91         7,085,993.77
-----------------------------------------------------------------------------------------------
              Time                                           37,481,988.27        28,982,648.60
-----------------------------------------------------------------------------------------------
     Foreign                                                372,939,149.82       369,650,048.62
-----------------------------------------------------------------------------------------------
         Customers                                          165,996,755.81       139,445,251.09
-----------------------------------------------------------------------------------------------
              Demand                                          2,127,380.54         1,873,766.55
-----------------------------------------------------------------------------------------------
              Time                                          163,869,375.27       137,571,484.54
-----------------------------------------------------------------------------------------------
         From Banks                                         206,942,394.01       230,204,797.53
-----------------------------------------------------------------------------------------------
              Demand                                          9,858,016.48        11,355,589.01
-----------------------------------------------------------------------------------------------
              Time                                          197,084,377.53       218,849,208.52
-----------------------------------------------------------------------------------------------
BORROWINGS                                                1,027,480,425.48       912,882,074.25
-----------------------------------------------------------------------------------------------
     Local                                                            0.00                 0.00
-----------------------------------------------------------------------------------------------
     Foreign                                              1,027,480,425.48       912,882,074.25
-----------------------------------------------------------------------------------------------
OTHER LIABILITIES                                           101,053,533.99       103,169,700.10
-----------------------------------------------------------------------------------------------
     Local                                                   26,926,933.64        26,528,095.14
-----------------------------------------------------------------------------------------------
     Foreign                                                 74,126,600.35        76,641,604.96
-----------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY                                        445,972,363.77       450,183,300.93
-----------------------------------------------------------------------------------------------
     Capital                                                328,059,580.47       328,059,580.47
-----------------------------------------------------------------------------------------------
     Capital Reserves                                        16,609,728.78        16,609,728.78
-----------------------------------------------------------------------------------------------
     Retained Earnings                                        1,395,650.42         1,395,641.37
-----------------------------------------------------------------------------------------------
     Net Income                                              90,933,129.44        95,360,666.88
-----------------------------------------------------------------------------------------------
     Gain or Loss in Securities available for sale            8,974,274.66         8,757,683.43
-----------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDER'S EQUITY                      1,989,349,161.24     1,871,953,766.27
-----------------------------------------------------------------------------------------------

*     Includes only Panama - New York accounts.

**    Monetary unit at par and equivalent with US$ dollars.

This is a free translation from Spanish original version, taken from the monthly publication of the Republica de Panama Superintendencia de Bancos (website: http://www.superbancos.gob.pa).

                                                               November 28, 2003

                             STATEMENTS OF INCOME *
[LOGO]            BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
                             January to October 2003

                                 (In Balboas)**

--------------------------------------------------------------------------------------------------------------------------------
                                                                                                      I
                Description                       January          February          March           Quarter           April
--------------------------------------------------------------------------------------------------------------------------------
Interest Income                                10,233,155.33     8,004,951.60     7,528,750.95    25,766,857.88    10,192,762.01
--------------------------------------------------------------------------------------------------------------------------------
     Loans                                      8,284,971.12     6,787,904.44     5,928,970.96    21,001,846.52     8,727,143.55
--------------------------------------------------------------------------------------------------------------------------------
     Deposits                                     481,656.43       413,060.93       514,818.12     1,409,535.48       468,037.19
--------------------------------------------------------------------------------------------------------------------------------
     Investments                                1,466,527.78       803,986.23     1,084,961.87     3,355,475.88       997,581.27
--------------------------------------------------------------------------------------------------------------------------------
Interest Expense                                4,889,617.62     4,216,994.65     4,434,105.79    13,540,718.06     4,293,595.88
--------------------------------------------------------------------------------------------------------------------------------
     Interest                                   4,642,423.25     3,995,829.09     4,895,269.64    13,533,521.98     4,123,945.67
--------------------------------------------------------------------------------------------------------------------------------
     Commissions                                  247,194.37       221,165.56      -461,163.85         7,196.08       169,650.21
--------------------------------------------------------------------------------------------------------------------------------
Net Interest Income                             5,343,537.71     3,787,956.95     3,094,645.16    12,226,139.82     5,899,166.13
--------------------------------------------------------------------------------------------------------------------------------
Other Income                                      723,109.18      -440,116.00     1,336,472.67     1,619,465.85     9,965,378.51
--------------------------------------------------------------------------------------------------------------------------------
     Commissions                                  672,339.27       652,262.48     1,114,211.23     2,438,812.98       697,251.19
--------------------------------------------------------------------------------------------------------------------------------
     Foreign currency operations                 -498,205.87       122,432.83       357,291.99       -18,481.05       -55,327.50
--------------------------------------------------------------------------------------------------------------------------------
     Other Income                                 548,975.78    -1,214,811.31      -135,030.55      -800,866.08     9,323,454.82
--------------------------------------------------------------------------------------------------------------------------------
Operating Income                                6,066,646.89     3,347,840.95     4,431,117.83    13,845,605.67    15,864,544.64
--------------------------------------------------------------------------------------------------------------------------------
Operating Expenses                              1,208,208.67     1,652,648.90     9,449,753.10    12,310,610.67     1,491,080.24
--------------------------------------------------------------------------------------------------------------------------------
     Administrative expenses                      733,132.11     1,086,410.70     1,140,373.10     2,959,915.91     1,008,626.96
--------------------------------------------------------------------------------------------------------------------------------
     General expenses                             148,579.99       281,720.24       203,514.41       633,814.64       217,242.35
--------------------------------------------------------------------------------------------------------------------------------
     Depreciation                                 129,262.56       115,196.47       128,122.17       372,581.20       123,749.60
--------------------------------------------------------------------------------------------------------------------------------
     Other expenses                               197,234.01       169,321.49     7,977,743.42     8,344,298.92       141,461.33
--------------------------------------------------------------------------------------------------------------------------------
Net Income before provision for loan losses     4,858,438.22     1,695,192.05    -5,018,635.27     1,534,995.00    14,373,464.40
--------------------------------------------------------------------------------------------------------------------------------
     Provision for loan losses                          0.00             0.00    -8,083,779.75    -8,083,779.75             0.00
--------------------------------------------------------------------------------------------------------------------------------
Net Income                                      4,858,438.22     1,695,192.05     3,065,144.48     9,618,774.75    14,373,464.40
--------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
                                                                                      II
                Description                         May              June           Quarter          July            August
------------------------------------------------------------------------------------------------------------------------------
Interest Income                                 6,947,706.20     6,236,681.95    23,377,150.16   8,259,433.19     6,117,194.02
------------------------------------------------------------------------------------------------------------------------------
     Loans                                      5,994,404.72     5,283,443.20    20,004,991.47   7,253,203.67     5,485,349.60
------------------------------------------------------------------------------------------------------------------------------
     Deposits                                     384,904.66       340,062.27     1,193,004.12     299,734.93       166,708.12
------------------------------------------------------------------------------------------------------------------------------
     Investments                                  568,396.82       613,176.48     2,179,154.57     706,494.59       465,136.30
------------------------------------------------------------------------------------------------------------------------------
Interest Expense                                3,909,419.81     3,539,355.21    11,742,370.90   3,077,258.97     2,807,190.19
------------------------------------------------------------------------------------------------------------------------------
     Interest                                   3,908,496.20     3,602,379.17    11,634,821.04   3,064,901.04     2,732,381.99
------------------------------------------------------------------------------------------------------------------------------
     Commissions                                      923.61       -63,023.96       107,549.86      12,357.93        74,808.20
------------------------------------------------------------------------------------------------------------------------------
Net Interest Income                             3,038,286.39     2,697,326.74    11,634,779.26   5,182,174.22     3,310,003.83
------------------------------------------------------------------------------------------------------------------------------
Other Income                                    3,452,259.56     1,849,628.28    15,267,266.35     777,006.74     2,881,488.10
------------------------------------------------------------------------------------------------------------------------------
     Commissions                                  599,888.57       646,645.01     1,943,784.77     514,143.09       660,355.37
------------------------------------------------------------------------------------------------------------------------------
     Foreign currency operations                 -436,878.22        -4,645.01      -496,850.73     166,679.29        -4,396.74
------------------------------------------------------------------------------------------------------------------------------
     Other Income                               3,289,249.21     1,207,628.28    13,820,332.31      96,184.36     2,225,529.47
------------------------------------------------------------------------------------------------------------------------------
Operating Income                                6,490,545.95     4,546,955.02    26,902,045.61   5,959,180.96     6,191,491.93
------------------------------------------------------------------------------------------------------------------------------
Operating Expenses                              2,819,046.27    -5,343,413.38    -1,033,286.87   1,617,108.82     1,765,727.42
------------------------------------------------------------------------------------------------------------------------------
     Administrative expenses                    1,344,978.10     1,291,405.02     3,645,010.08     985,769.22       897,071.44
------------------------------------------------------------------------------------------------------------------------------
     General expenses                             418,083.43       227,837.49       863,163.27     271,445.58       366,389.38
------------------------------------------------------------------------------------------------------------------------------
     Depreciation                                 127,611.78       122,064.29       373,425.67     125,042.86       125,679.23
------------------------------------------------------------------------------------------------------------------------------
     Other expenses                               928,372.96    -6,984,720.18    -5,914,885.89     234,851.16       376,587.37
------------------------------------------------------------------------------------------------------------------------------
Net Income before provision for loan losses     3,671,499.68     9,890,368.40    27,935,332.48   4,342,072.14     4,425,764.51
------------------------------------------------------------------------------------------------------------------------------
     Provision for loan losses                 38,466,072.79      -712,074.61   -39,178,147.40           0.00      -320,162.66
------------------------------------------------------------------------------------------------------------------------------
Net Income                                     42,137,572.47    10,602,443.01    67,113,479.88   4,342,072.14     4,745,927.17
------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                                                                     III
                Description                      September         Quarter          October       November    December
----------------------------------------------------------------------------------------------------------------------
Interest Income                                 5,905,722.96    20,282,350.17     6,667,627.62       0           0
----------------------------------------------------------------------------------------------------------------------
     Loans                                      5,206,218.36    17,944,771.63     5,957,148.10       0           0
----------------------------------------------------------------------------------------------------------------------
     Deposits                                     182,063.53       648,506.58       200,754.29       0           0
----------------------------------------------------------------------------------------------------------------------
     Investments                                  517,441.07     1,689,071.96       509,725.23       0           0
----------------------------------------------------------------------------------------------------------------------
Interest Expense                                2,552,680.62     8,437,129.78     2,478,861.76       0           0
----------------------------------------------------------------------------------------------------------------------
     Interest                                   2,509,782.83     8,307,065.86     2,435,941.73       0           0
----------------------------------------------------------------------------------------------------------------------
     Commissions                                   42,897.79       130,063.92        42,920.03       0           0
----------------------------------------------------------------------------------------------------------------------
Net Interest Income                             3,353,042.34    11,845,220.39     4,188,765.86       0           0
----------------------------------------------------------------------------------------------------------------------
Other Income                                      620,604.34     4,279,099.18       378,170.58       0           0
----------------------------------------------------------------------------------------------------------------------
     Commissions                                  738,647.10     1,913,145.56       454,502.15       0           0
----------------------------------------------------------------------------------------------------------------------
     Foreign currency operations                   10,705.37       172,987.92         2,601.10       0           0
----------------------------------------------------------------------------------------------------------------------
     Other Income                                -128,748.13     2,192,965.70       -78,932.67       0           0
----------------------------------------------------------------------------------------------------------------------
Operating Income                                3,973,646.68    16,124,319.57     4,566,936.44       0           0
----------------------------------------------------------------------------------------------------------------------
Operating Expenses                              6,458,481.87     9,841,318.11     1,636,856.69       0           0
----------------------------------------------------------------------------------------------------------------------
     Administrative expenses                    1,121,873.34     3,004,714.00       992,171.60       0           0
----------------------------------------------------------------------------------------------------------------------
     General expenses                             217,808.26       855,643.22       353,270.10       0           0
----------------------------------------------------------------------------------------------------------------------
     Depreciation                                 124,041.64       374,763.73       129,722.62       0           0
----------------------------------------------------------------------------------------------------------------------
     Other expenses                             4,994,758.63     5,606,197.16       161,692.37       0           0
----------------------------------------------------------------------------------------------------------------------
Net Income before provision for loan losses    -2,484,835.19     6,283,001.46     2,930,079.75       0           0
----------------------------------------------------------------------------------------------------------------------
     Provision for loan losses                 -7,597,710.72    -7,917,873.38    -1,497,457.69       0           0
----------------------------------------------------------------------------------------------------------------------
Net Income                                      5,112,875.53    14,200,874.84     4,427,537.44       0           0
----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------
                                                    IV
                Description                       Quarter       Year to date
-----------------------------------------------------------------------------
Interest Income                                 6,667,627.62    76,093,985.83
-----------------------------------------------------------------------------
     Loans                                      5,957,148.10    64,908,757.72
-----------------------------------------------------------------------------
     Deposits                                     200,754.29     3,451,800.47
-----------------------------------------------------------------------------
     Investments                                  509,725.23     7,733,427.64
-----------------------------------------------------------------------------
Interest Expense                                2,478,861.76    36,199,080.50
-----------------------------------------------------------------------------
     Interest                                   2,435,941.73    35,911,350.61
-----------------------------------------------------------------------------
     Commissions                                   42,920.03       287,729.89
-----------------------------------------------------------------------------
Net Interest Income                             4,188,765.86    39,894,905.33
-----------------------------------------------------------------------------
Other Income                                      378,170.58    21,544,001.96
-----------------------------------------------------------------------------
     Commissions                                  454,502.15     6,750,245.46
-----------------------------------------------------------------------------
     Foreign currency operations                    2,601.10      -339,742.76
-----------------------------------------------------------------------------
     Other Income                                 -78,932.67    15,133,499.26
-----------------------------------------------------------------------------
Operating Income                                4,566,936.44    61,438,907.29
-----------------------------------------------------------------------------
Operating Expenses                              1,636,856.69    22,755,498.60
-----------------------------------------------------------------------------
     Administrative expenses                      992,171.60    10,601,811.59
-----------------------------------------------------------------------------
     General expenses                             353,270.10     2,705,891.23
-----------------------------------------------------------------------------
     Depreciation                                 129,722.62     1,250,493.22
-----------------------------------------------------------------------------
     Other expenses                               161,692.37     8,197,302.56
-----------------------------------------------------------------------------
Net Income before provision for loan losses     2,930,079.75    38,683,408.69
-----------------------------------------------------------------------------
     Provision for loan losses                 -1,497,457.69   -56,677,258.22
-----------------------------------------------------------------------------
Net Income                                      4,427,537.44    95,360,666.91
-----------------------------------------------------------------------------

*     Includes only Panama - New York accounts.

**    Monetary unit at par and equivalent with US$ dollars.

This is a free translation from Spanish original version, taken from the monthly publication of the Republica de Panama Superintendencia de Bancos (website: http://www.superbancos.gob.pa).